UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-34804

LINIU TECHNOLOGY GROUP

(Translation of registrant’s name into English)

18/F, Shangcheng International Building,

Tianhe North Road, Guanzhou, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 6, 2018, Yip Cheuk Fai provided LiNiu Technology Group (the “Company”) with notice of his resignation as chief financial officer and a member of the board of directors, effective immediately. Mr. Yip’s resigned due to his disagreement with some members of the Board on the strategy and direction of the Company. Mr. Yip continues to work with the Company as a consultant.

The Company is in the process of identifying a new chief financial officer and a member of the board of directors to fill the vacancy created as a result of Mr. Yip’s resignation. At such time that a new appointment is made, the Company will file another Form 6-K to announce such appointment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 13, 2018	LINIU TECHNOLOGY GROUP

	By:	/s/ Wang Shun Yang
Name: Wang Shun Yang Title: Co-CEO